SiteWit Corp.



ANNUAL REPORT

4830 W Kennedy Blvd, Suite 500

Tampa, FL 33609

0

https://www.kliken.com/

This Annual Report is dated April 30, 2025.

BUSINESS

SiteWit Corp. (d.b.a. "Kilken" or the "Company") is a C-Corp. organized under the laws of the state of Florida on June 18, 2009. Prior to incorporating as a C Corp, SiteWit Corp. operated as a Limited Liability Company named CliQuality LLC.

Kliken specializes in making online marketing and advertising accessible for small to medium e-commerce and service businesses.

We know that business owners are already short on time, and more often than not, are not marketing experts. The online advertising market has too many choices, a steep learning curve, and a seeming lack of transparency which causes most small business owners to question whether they can advertise online effectively even though they know they need to do so.

That's why Kliken built a platform that simplifies the process across Facebook, Google, and the Open Web with Kliken Ads. Campaigns can be completed in under 5 minutes while Kliken's AI takes the heavy lifting out of optimization, reporting, retargeting, and more, so owners can get back to what they do best - run their business.

Kliken has generated over $20 Million in Revenue in the last 3 years and helped our customers generate over $200 Million dollars in sales for their online stores. With over 100 million products under management, Kliken is one of the leading e-commerce marketing platforms, helping customers advertise their stores efficiently. Our average customer sees $6 in sales for every $1 they spend with Kliken on advertising campaigns.

All intellectual property is owned, and all rights are retained by, Kliken. No employee owns or has a claim to any of Kliken's intellectual property.

Previous Offerings

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $6,221,013.25
Number of Securities Sold: 32,966
Use of proceeds: Building Google Shopping, Facebook, Kliken Ads platform and growing the business through partnerships
Date: August 12, 2022
Offering exemption relied upon: 506(b)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $104,294
Number of Securities Sold: 28,562
Use of proceeds: Building Google Shopping, Facebook, Kliken Ads platform and growing the business through partnerships
Date: April 4, 2023

Offering exemption relied upon: 506(b)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $559,473
Number of Securities Sold: 140,616
Use of proceeds: Building Google Shopping, Facebook, Kliken Ads platform and growing the business through partnerships
Date: September 21, 2023
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Revenue
Revenue for fiscal year 2023 was $7,516,604 compared to $6,020,758 in fiscal year 2024.

This reflects a decline of 19.9% year-over-year, primarily driven by reduced activity by our partner channel partnerships. In 2023, the company experienced higher ad spend volumes across several channels. However, in 2024, macroeconomic uncertainty and conservative advertising behavior from SMB clients led to slower new acquisition and retention across some campaign types.

Cost of Sales
Cost of Sales for fiscal year 2023 was $6,520,514, compared to $5,168,032 in fiscal year 2024.

This 20.7% reduction is generally consistent with the lower volume of customer spend in 2024. It reflects reduced customer budgets (which impacted revenues) and more efficient media buying, particularly in the Kliken Ad Network and Facebook channels.

Gross Margins
Gross margin for fiscal year 2023 was $996,090 (13.3%), compared to $852,726 (14.2%) in fiscal year 2024.

Although gross profit declined in absolute terms, margin percentage slightly improved due to a favorable shift in product mix, including higher-margin products like Kliken Ads and Facebook Shopping.

Expenses
Operating expenses decreased from $2,803,564 in 2023 to $2,458,050 in 2024, a 12.3% reduction.

The largest drivers of this improvement were:

Decreases in outsourced customer support and development contractors
A shift toward more efficient software and infrastructure spending
Reduction in discretionary marketing and professional services costs

These reductions helped partially offset the impact of revenue declines on the Company's bottom line.

Historical Results and Cash Flows
The Company remains in a revenue-generating stage, with a product suite focused on campaign automation for small businesses. While 2024 saw a decline in topline revenue, the Company continues to maintain diversified income streams, a scalable technology platform, and reduced fixed overheads and rolled out two new products directly related to Meta and the Facebook Ads platform.

Past performance was heavily supported by customer revenue and equity financing. With the expansion of Kliken Ads as a high-margin channel, and the release of an enhanced Facebook Ads product which saw YoY growth of 60%, the Company believes there remains a credible opportunity to grow revenue and gross margin sustainably in future periods.

Material Transactions (5%+ of Capital Raised)
During 2024, the Company raised approximately $559,473 through a Regulation CF offering on WeFunder in addition to the Regulation CF offering which was concluded on StartEngine. No single transaction since the start of the 2024 fiscal year exceeded 5% of the aggregate capital raised. However, proceeds were used to support product development and working capital. No acquisitions or significant third-party commercial arrangements occurred that would trigger further disclosure.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $195,414.00. [*The Company intends to raise additional funds through*

an equity financing.]

Debt

Creditor: Loan Agreement - Ricardo Lasa

Amount Owed: $3,500,000.00

Interest Rate: 10.0%

Maturity Date: December 31, 2026

The loan agreement with the co-founders and the CEO, Ricardo Lasa is credit facility with maximum borrowing capacity of $3,500,000. As of December 31, 2024, $692,089 is left available to the company.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Ricardo Lasa
Ricardo Lasa's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO
Dates of Service: March, 2010 - Present

Responsibilities: Overall strategy, business performance, partnerships and product. C.E.O. - Day to Day Management of Sitewit (d.b.a. Kliken) with significant focus on partner channels and funding. Salary & Equity Ownership: $75,000 and 49.7% fully diluted ownership.

Position: Director
Dates of Service: January, 2010 - Present
Responsibilities: Board of directors

Name: Donald Berndt
Donald Berndt's current primary role is with the Issuer.
Positions and offices currently held with the issuer:

Position: Chief Scientist
Dates of Service: March, 2010 - Present

Responsibilities: As Chief Scientist, I am responsible for identifying emerging data science technologies and suggesting applications to core business challenges at Kliken. Charged with the development, design and testing of Sitewit's machine-learning activities. Salary & Equity Ownership: $25,000 and 4.5% ownership.

Position: Director
Dates of Service: January, 2010 - Present
Responsibilities: Board of Directors

Name: Christopher Lord
Christopher Lord's current primary role is with the Issuer.
Positions and offices currently held with the issuer:

Position: CTO
Dates of Service: March, 2010 - Present

Responsibilities: Oversees all technical decisions relating to products and application environments. CTO charged with designing the Company's IT infastructure and reporting databases. Salary & Equity Compensation: $135,000

Name: James McCart
James McCart's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief AI Officer
Dates of Service: December, 2010 - Present

Responsibilities: James is responsible for facilitating company R&D initiatives, as well as planning and co-leading development efforts.Charged with the design and implementation of the Company's Ai algorithms and product design integration with 3rd party partners and platforms, in tandem with Jessie Baynard. Salary & Equity Compensation: $130,000

Name: Jesse Baynard II
Jesse Baynard II's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: VP of Engineering

Dates of Service: March, 2010 - Present

Responsibilities: Responsible for co-leading the development team at Kliken. Charged with the design, development and implementation of the Company's product suite in tandem with James McCart. Salary & Equity Compensation: $130,000

Name: Charles Fox

Charles Fox's current primary role is with the Issuer.
Positions and offices currently held with the issuer:

Position: COO & Principal Accounting Officer
Dates of Service: June, 2022 - Present

Responsibilities: As COO I am charged with the financial & regulatory aspects of Sitewit, Corp and our operations. Supporting the CEO, I will be engaged on the monitoring of the raise as well as compiling financial and operational updates for prospective and active investors. Salary & Equity Compensation: $155,000

Other business experience in the past three years:
Employer: Escher Group Ltd
Title: Group Financial Controller
Dates of Service: August, 2019 - May, 2022

Responsibilities: Group Financial Controller for Escher Group Ltd and Director of Escher Group (Irl) Ltd and NG Postal FinCo Ltd, leading the Financial/Regulatory Accounting and Reporting functions along with Tax, Financial Operations including M&A, integrations and and funding activities.

Other business experience in the past three years:
Employer: EVO Payments Intl.
Title: VP Finance
Dates of Service: October, 2014 - April, 2019

Responsibilities: Shared Service Center Head of function for Ireland, UK and Malta, including Financial/Regulatory Accounting and Reporting functions for local and global requirements (SEC Quarterly - NASDAQ) along with Tax, Financial Operations including M&A, integrations and and funding activities.

Name: Marc Fratello
Marc Fratello's current primary role is with Marxent Labs. Marc Fratello currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Director

Dates of Service: January, 2012 - Present
Responsibilities: Board of Directors. Marc Fratello has a yearly salary of $25,000 and owns 773,800 fully diluted shares.

Other business experience in the past three years:
Employer: Marxent Labs
Title: Business Development
Dates of Service: January, 2018 - Present

Responsibilities: Business Development

Name: Jonathan Gordon

Jonathan Gordon's current primary role is with Stage 1 Ventures. Jonathan Gordon currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Director
Dates of Service: October, 2012 - Present
Responsibilities: Board of Directors. Jonathan does not receive a salary.
Other business experience in the past three years:
Employer: Stage 1 Ventures
Title: Managing Partner and Co-Founder
Dates of Service: January, 2006 - Present
Responsibilities: Managing venture capital investments for Stage 1

Name: Marc Sokol

Marc Sokol's current primary role is with Florida Funders. Marc Sokol currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Board Member

Dates of Service: February, 2016 - Present
Responsibilities: Board of Directors. Marc does not receive a salary.
Other business experience in the past three years:
Employer: Florida Funders
Title: Managing Partner
Dates of Service: July, 2016 - Present
Responsibilities: Managing venture capital investments for Florida Funders

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Ricardo Lasa
Amount and nature of Beneficial ownership: 850,000
Percent of class: 45.62

Title of class: Series A-1 Preferred Stock
Stockholder Name: Ricardo Lasa
Amount and nature of Beneficial ownership: 41,964
Percent of class: 45.62

Title of class: Series A-2 Preferred Stock
Stockholder Name: Ricardo Lasa
Amount and nature of Beneficial ownership: 556,100
Percent of class: 45.62

Title of class: Series B-1 Preferred Stock
Stockholder Name: Ricardo Lasa
Amount and nature of Beneficial ownership: 1,331,100
Percent of class: 45.62

Title of class: Series B-2 Preferred Stock
Stockholder Name: Ricardo Lasa
Amount and nature of Beneficial ownership: 2,212,600
Percent of class: 45.62

Title of class: Series C Preferred Stock
Stockholder Name: Ricardo Lasa
Amount and nature of Beneficial ownership: 694,648
Percent of class: 80.42

RELATED PARTY TRANSACTIONS

Name of Entity: Ricardo Lasa

Relationship to Company: 20%+ Owner

Material Terms: The Company can borrow up to the sum of $3,500,000. The loan bears an interest of 10% per annum and has a maturity date on December 31, 2026. As of December 31, 2024, the outstanding balance of the loan is $2,807,910.

OUR SECURITIES

Series A-1 Preferred Stock

The amount of security authorized is 306,300 with a total of 306,300 outstanding.

Voting Rights

One vote per share.

Material Rights

Please see Exhibit F for the material rights laid out in the Company's 6th Amended and Restated Articles of Incorporation.

Series A-1 Preferred Stock carries:

Dividend Rights

Liquidation Preferences

Voting Rights

Conversion Rights

The holders of shares of the Company's Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B-1 Preferred Stock, and Series B-2 Preferred Stock (collectively, the "Series A & B Preferred Stock") are subject to certain share transfer restrictions set forth in a Fourth Amended and Restated Shareholders Agreement and an Amended and Restated Rights of First Refusal and Co-Sale Agreement. These transfer restrictions are comprised principally of the following:

● Right of First Refusal: Before any such holder can transfer any shares of the Company to a third party (with certain customary excepted permitted transfers), the holder must first offer the holder's shares to the Company, and secondly to the Company's other investors, upon the same terms on which the third-party is willing to purchase the shares.

● IPO Lock-Up: Each such holder has agreed that, upon an IPO by the Company, the holder will execute a customary 180-day lock-up agreement whereunder the holder will be prohibited from transferring the holder's shares in the Company for a period of 180 days.

● Drag-Along Provision: In the event that the Company's board of directors and the holders of a majority of the outstanding shares of Series A & B Preferred Stock determine to sell the Company, all other holders of Series A & B Preferred Stock will be required to participate in and support such sale of the Company.

Series A-2 Preferred Stock

The amount of security authorized is 2,045,400 with a total of 2,045,400 outstanding.

Voting Rights

One vote per share.

Material Rights

Please see Exhibit F for the material rights laid out in the Company's 6th Amended and Restated Articles of Incorporation.

Series A-2 Preferred Stock carries:

Dividend Rights

Liquidation Preferences

Voting Rights

Conversion Rights

The total amount outstanding includes 739,000 shares to be issued pursuant to outstanding warrants.

The holders of shares of the Company's Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B-1 Preferred Stock, and Series B-2 Preferred Stock (collectively, the "Series A & B Preferred Stock") are subject to certain share transfer restrictions set forth in a Fourth Amended and Restated Shareholders Agreement and an Amended and Restated Rights of First Refusal and Co-Sale Agreement. These transfer restrictions are comprised principally of the following:

● Right of First Refusal: Before any such holder can transfer any shares of the Company to a third party (with certain customary excepted permitted transfers), the holder must first offer the holder's shares to the Company, and secondly to the Company's other investors, upon the same terms on which the third-party is willing to purchase the shares.

● IPO Lock-Up: Each such holder has agreed that, upon an IPO by the Company, the holder will execute a customary 180-day lock-up agreement whereunder the holder will be prohibited from transferring the holder's shares in the Company for a period of 180 days.

● Drag-Along Provision: In the event that the Company's board of directors and the holders of a majority of the outstanding shares of Series A & B Preferred Stock determine to sell the Company, all other holders of Series A & B Preferred Stock will be required to participate in and support such sale of the Company.

Series B-1 Preferred Stock

The amount of security authorized is 3,262,800 with a total of 3,262,800 outstanding.

Voting Rights

One vote per share.

Material Rights

Please see Exhibit F for the material rights laid out in the Company's 6th Amended and Restated Articles of Incorporation.

Series B-1 Preferred Stock carries:

Dividend Rights

Liquidation Preferences

Voting Rights

Conversion Rights

The total amount outstanding includes 1,577,600 shares to be issued pursuant to outstanding warrants.

The holders of shares of the Company's Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B-1 Preferred Stock, and Series B-2 Preferred Stock (collectively, the "Series A & B Preferred Stock") are subject to certain share transfer restrictions set forth in a Fourth Amended and Restated Shareholders Agreement and an Amended and Restated Rights of First Refusal and Co-Sale Agreement. These transfer restrictions are comprised principally of the following:

● Right of First Refusal: Before any such holder can transfer any shares of the Company to a third party (with certain customary excepted permitted transfers), the holder must first offer the holder's shares to the Company, and secondly to the Company's other investors, upon the same terms on which the third-party is willing to purchase the shares.

● IPO Lock-Up: Each such holder has agreed that, upon an IPO by the Company, the holder will execute a customary 180-day lock-up agreement whereunder the holder will be prohibited from transferring the holder's shares in the Company for a period of 180 days.

● Drag-Along Provision: In the event that the Company's board of directors and the holders of a majority of the outstanding shares of Series A & B Preferred Stock determine to sell the Company, all other holders of Series A & B Preferred Stock will be required to participate in and support such sale of the Company.

Series B-2 Preferred Stock

The amount of security authorized is 3,296,600 with a total of 3,296,600 outstanding.

Voting Rights

One vote per share.

Material Rights

Please see Exhibit F for the material rights laid out in the Company's 6th Amended and Restated Articles of Incorporation.

Series B-2 Preferred Stock carries:

Dividend Rights

Liquidation Preferences

Voting Rights

Conversion Rights

The holders of shares of the Company's Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B-1 Preferred Stock, and Series B-2 Preferred Stock (collectively, the "Series A & B Preferred Stock") are subject to certain share transfer restrictions set forth in a Fourth Amended and Restated Shareholders Agreement and an Amended and Restated Rights of First Refusal and Co-Sale Agreement. These transfer restrictions are comprised principally of the following:

● Right of First Refusal: Before any such holder can transfer any shares of the Company to a third party (with certain customary excepted permitted transfers), the holder must first offer the holder's shares to the Company, and secondly to the Company's other investors, upon the same terms on which the third-party is willing to purchase the shares.

● IPO Lock-Up: Each such holder has agreed that, upon an IPO by the Company, the holder will execute a customary 180-day lock-up agreement whereunder the holder will be prohibited from transferring the holder's shares in the

Company for a period of 180 days.

● Drag-Along Provision: In the event that the Company's board of directors and the holders of a majority of the outstanding shares of Series A & B Preferred Stock determine to sell the Company, all other holders of Series A & B Preferred Stock will be required to participate in and support such sale of the Company.

Common Stock

The amount of security authorized is 12,474,400 with a total of 1,971,600 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 155,600 shares to be issued pursuant to stock options issued in the 2010 Equity Incentive Plan.

The total amount outstanding includes 516,000 shares to be issued pursuant to stock options issued in the 2022 Omnibus Incentive Plan.

Series C Preferred Stock

The amount of security authorized is 1,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series C Preferred Stock.

Material Rights

Please see Exhibit F for the material rights laid out in the Company's 6th Amended and Restated Articles of Incorporation.

Series C Preferred Stock carries:

Dividend Rights

Liquidation Preferences

Conversion Rights

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series C Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think is a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Series C Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the advertising / ecommerce software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Series C Preferred Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series C Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with No Voting Rights The Series C Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be

preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising, and the advertising platforms themselves. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Kliken or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Kliken could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2025.

SiteWit Corp.

By   /s/ *Ricardo Lasa*

    Name: <u>Sitewit Corp</u>

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Sitewit Corp (Group)

Financial Statements

For the Years Ended December 31, 2024 and 2023

(Unaudited - Management Certified)

Balance Sheet

As of December 31, 2024 and 2023

Assets	2024	2023
Cash and Cash Equivalents	$195,414	$465,125
Other Current Assets	($36,825)	($5,003)
Total Current Assets	$158,589	$460,122
Software & Intellectual Assets	$1,386,848	$1,143,968
Total Fixed Assets	$1,386,848	$1,143,968
Security Deposits	$5,000	$0
Total Other Assets	$5,000	$0
Total Assets	$1,550,437	$1,604,090
Liabilities and Stockholders' Equity	2024	2023
Accounts Payable	$939,835	$1,474,807
Accrued Expenses	$266,156	$185,175
Accrued Interest	$403,131	$178,725
Deferred Revenue	$97,489	$38,886
Other Current Liabilities	$126,713	$0
Total Current Liabilities	$1,833,324	$1,877,593
Long-Term Borrowings (Director)	$2,807,911	$2,181,470
Legal Reserve	$13,783	$14,859
Total Long-Term Liabilities	$2,821,694	$2,196,329
Total Liabilities	$4,655,018	$4,073,922
Total Equity (Deficit)	($3,104,582)	($2,431,910)
Total Liabilities and Equity	$1,550,437	$1,642,012

Statements of Operations

For the Years Ended December 31, 2024 and 2023

Revenue and Expenses	2024	2023
Total Revenues	$6,019,091	$7,516,604
Cost of Goods Sold	($5,173,958)	($6,520,514)
Gross Profit	$845,133	$996,090
Operating Expenses	($2,452,954)	($2,803,564)
Operating Income (Loss)	($1,607,821)	($1,807,474)
Other Income	$2,044	$2,600
Other Expenses	($727,576)	($711,922)
Net Other Income (Loss)	($725,532)	($709,322)
Net Income (Loss) Before Tax	($2,333,353)	($2,516,795)
Income Tax Expense	$738	$445
Net Income (Loss) After Tax	($2,334,092)	($2,517,240)

Statement of Cash Flows

For the Years Ended December 31, 2024 and 2023

Description	2024	2023
Net Cash Provided by (Used in) Operating Activities	($2,195,511)	($2,249,231)
Net Cash Provided by (Used in) Investing Activities	($636,630)	($674,268)
Net Cash Provided by (Used in) Financing Activities	$2,295,992	$3,343,739
Effect of Exchange Rate Changes	($14,422)	$0
Net Increase (Decrease) in Cash	($536,149)	$420,240
Cash and Cash Equivalents at Beginning of Year	$465,125	$196,076
Cash and Cash Equivalents at End of Year	($85,446)	$616,316

Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2024 and 2023

Stockholders' Equity	Preference Shares	Other Equity	Retained Earnings	Total Equity
Balance at December 31, 2022	$1,459,601	$0	($18,372,547)	$936,597
Proceeds from Share Issuance (StartEngine)	$2,064,375	-	-	$2,064,375
Share Buybacks	($24,119)	-	-	($24,119)
Net Loss	-	-	($2,471,486)	($2,471,486)
Adjustment	-	-	$109,466	$109,466
Balance at December 31, 2023	$1,489,954	$0	($20,734,567)	$614,833
Proceeds from Share Issuance (WeFunder)	$1,750,058	-	-	$1,750,058
Share Buybacks	($45,766)	-	-	($45,766)
Other Equity Movements	-	($470)	-	($470)
Net Loss	-	-	($2,334,092)	($2,334,092)
Adjustment	-	-	($42,403)	($42,403)
Balance at December 31, 2024	$1,487,811	($470)	($23,111,061)	($57,839)

NOTE 1 – NATURE OF OPERATIONS

Sitewit, Corp (dba Kliken) was formed on June 18, 2009 ("Inception") in the State of Florida. The financial statements of Sitewit, Corp (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tampa, Florida.

Sitewit, Corp provides automated digital advertising solutions for small businesses, helping them launch and manage online ad campaigns across platforms like Google, Meta and the Open Web without requiring technical expertise or complex website and platform integrations. Partnering with both some of the world's largest eCommerce site builers, and the world's largest ad platforms in Google, Meta and the Trade Desk - Kliken offers customers a unique, one of a kind portal to market their business without the complexities of individual advertiser accounts, integration management and resources associated with this.

The financial statements presented herein for the years ended December 31, 2024 and 2023 are unaudited and have been certified by the Company's Principal Executive Officer. In accordance with Regulation Crowdfunding requirements, the Company is currently undergoing an independent audit of its financial statements for the year ended December 31, 2024. Upon completion of the audit, the Company intends to amend this Form C-AR filing to include audited financial statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing

the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from advertising campaign services, which are prepaid by Customers, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation – Stock Compensation*. Stock-based awards are measured at fair value on the grant date and expensed over the requisite service period. Fair value is determined using the Black-Scholes option pricing model for stock options.

During the years ended December 31, 2024 and 2023, the Company did not issue any new stock options. Certain previously expired options were reissued during the period; however, no additional compensation expense was recognized, as the fair value upon reissuance did not materially differ from the original grant valuation.

The Company also accounts for stock-based compensation granted to non-employees under ASC 505-50, *Equity-Based Payments to Non-Employees*.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Florida state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with ServisFirst Bank and Bank of America in the United States of America, and Credit Suisse Group AG in Switzerland, all of which it believes to be creditworthy.

Internally Developed Software / Intangible Assets

The Company capitalizes certain internal-use software development costs in accordance with ASC 350-40. Costs incurred during the preliminary research phase are expensed as incurred. Capitalization begins when the project enters the application development stage, and is approved by the CFO/Controller with a defined scope and in-service plan. Capitalized costs include direct labor, third-party development services, and associated overhead.

Once the software is placed into service, amortization begins over its estimated useful life — typically three years for customer-facing applications and five years for internal systems — using the straight-line method. Enhancements that significantly improve functionality or extend useful life are also capitalized if they meet the criteria of ASC 350-40. Routine maintenance and minor updates are expensed. The Company regularly monitors software projects for impairments and evaluates work-in-progress each quarter to ensure compliance. No impairment losses were recognized in 2024.

As of December 31, 2024, the gross carrying amount of capitalized internal-use software was $2,442,093. Accumulated amortization was $1,009,956, resulting in a net book value of $1,432,137.

Amortization expense for the year ended December 31, 2024, was $388,750 (2023: $346,874)

NOTE 3 – DEBT

As of December 31, 2024, the Company had a single outstanding debt instrument: a line of credit agreement with Ricardo Lasa, the Company's Chief Executive Officer, Founder, and Director. The facility provides for a total borrowing capacity of **$3,500,000**, bears interest at an annual rate of **10%**, and matures on **December 31, 2026**. The line of credit is unsecured and does not contain any conversion rights, covenants, or collateral requirements, other than the Series C conversion event described below.

During the year ended December 31, 2024:

- The Company had drawn a total of **$2,807,910.91**, up from **$2,181,470** as of December 31, 2023.

- Interest expense accrued during the year was **$224,407**, of which **$8,000** was paid in cash, with the remainder recognized as accrued interest.

- A portion of the outstanding principal was converted into **Series C Preferred Stock** in 2024, reducing the total potential liability under the agreement. The terms of the conversion were authorized under a separate board action and governed by the Company's financing agreements.

As of December 31, 2024, the remaining outstanding principal of **$2,807,910.91** is classified as **non-current**, as the facility matures beyond 12 months. The Company had no other outstanding loans or debt instruments during the period.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Share Class	Authorized Shares	Par Value	Shares Issued & Outstanding (as of December 31, 2024)
Common Stock	13,690,945	$0.01	1,300,010
Series A-1 Preferred	306,300	$0.01	306,300
Series A-2 Preferred	2,045,400	$0.01	1,306,400
Series B-1 Preferred	3,262,800	$0.01	1,685,200
Series B-2 Preferred	3,296,600	$0.01	3,296,600
Series C Preferred	1,500,000	$0.01	863,826

NOTE 6 – RELATED PARTY TRANSACTIONS

CEO Ricardo Lasa extended a $3.5M credit facility, with $2,807,910.91 drawn as of Dec 31, 2024. The loan bears 10% interest and matures on December 31, 2026.

On April 5, 2024, Sitewit Corp entered into an agreement to convert $1,000,000.10 of principle borrowings into Series C Preference shares at a price of $4.11, under the same terms as those Series C Preference shares issued via Sitewit, Corp's Regulation CF offering statements filed April 4, 2023 and September 21, 2023 for an aggregated number of shares of 243,310.

NOTE 7 – Income Taxes

The Company has incurred net operating losses ("NOLs") since inception. As of December 31, 2024, the Company had federal and state NOL carryforwards available to offset future taxable income. However, due to the Company's history of operating losses and the uncertainty surrounding the realization of these deferred tax assets, a full valuation allowance has been applied. Accordingly, no deferred tax asset has been recorded in the accompanying financial statements.

No provision for income taxes has been recorded for the year ended December 31, 2024.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through April 29, 2025, the issuance date of these financial statements. There have been no other events or transactions during this time that are not elsewhere disclosed in these financial statements of which would have a material effect on these financial statements.

NOTE 9 – Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. Management has evaluated the Company's projected operating results and liquidity position and concluded that there is no substantial doubt regarding the Company's ability to continue as a going concern for at least 12 months from the issuance date of these financial statements.

This conclusion is supported by the availability of extended financing through a $3.5 million credit facility from Ricardo Lasa, the Company's CEO, which remains partially undrawn and available to support ongoing operations.

Management Certification

I, Ricardo Lasa, the CEO of Sitewit, Corp, hereby certify that the financial statements of Sitewit, Corp and notes thereto for the periods ending December 31, 2023 and December 31, 2024 included in this Form C offering statement are true and complete in all material respects.

For the year ended December 31, 2023, the Company reported:

- Total Revenues of **$7,516,604**
- Net Loss of **($2,517,240)**

These amounts are reflected in the Statements of Operations included in the accompanying financial statements.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 29th of April 2025.

Ricardo Lasa

_____ (Signature)

CEO

2025-04-29

Audit trail

Details

FILE NAME	2024_Sitewit_Corp_Financial_Statements (Unaudited)
STATUS	🟢 Signed
STATUS TIMESTAMP	2025/04/29 13:46:03 UTC

Activity

▷ **SENT**	charles.fox@sitewit.com **sent** a signature request to: • Ricardo Lasa (ricardo.lasa@sitewit.com)	2025/04/29 03:19:25 UTC
✍ **SIGNED**	**Signed** by Ricardo Lasa (ricardo.lasa@sitewit.com)	2025/04/29 13:46:03 UTC
⊘ **COMPLETED**	This document has been signed by all signers and is **complete**	2025/04/29 13:46:03 UTC

The email address indicated above for each signer may be associated with a Google account, and may either be the primary email address or secondary email address associated with that account.

CERTIFICATION

I, Ricardo Lasa, Principal Executive Officer of SiteWit Corp., hereby certify that the financial statements of SiteWit Corp. included in this Report are true and complete in all material respects.

Ricardo Lasa

CEO